Exhibit 8.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

January 6, 2014

Board of Directors

Parkway Properties, Inc.

One Jackson Place, Suite 1000

188 East Capitol Street

Jackson, Mississippi 39201

Ladies and Gentlemen:

We are acting as tax counsel to Parkway Properties, Inc., a Maryland corporation (the “Company”), in connection with the registration statement on Form S-3, as amended (the “Registration Statement,” which includes the “Prospectus”) filed with the Securities and Exchange Commission on January 6, 2013 under the Securities Act of 1933, as amended, relating to the proposed offering of an unlimited amount of one or more series of the following securities of the Company: (i) shares of common stock, $0.001 par value per share (“Common Shares”), (ii) shares of preferred stock, $0.001 par value per share (“Preferred Shares”), (iii) Preferred Shares represented by depositary receipts (“Depositary Shares”), (iv) warrants to purchase Common Shares, Preferred Shares or Depositary Shares (“Warrants”), and (v) rights to purchase Common Shares (“Rights”), all of which may be sold from time to time and on a delayed or continuous basis, as set forth in the Prospectus and as to be set forth in one or more supplements to the Prospectus.

In connection therewith, we have been asked to provide you with certain legal opinions regarding the U.S. federal income tax matters specifically set forth under the caption titled “Opinions.”

Bases for Opinions

The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

Parkway Properties, Inc.

January 6, 2014

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for the opinions, including, but not limited to the following documents (including exhibits and schedules thereto) which we have, with your consent, relied upon (without any independent investigation or review thereof):

1.	the Registration Statement and the Prospectus;

2.	the Articles of Incorporation of the Company dated May 17, 1996 as amended through the date hereof;

3.	the Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated January 1, 1998;

4.	the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated February 27, 2013;

5.	the Agreement and Plan of Merger dated as of September 4, 2013, by and between the Company, the Parkway Properties, LP, a Delaware limited partnership (the “Operating Partnership”), Thomas Properties Group, Inc., a Delaware corporation (“TPGI”), Thomas Properties Group, L.P., a Maryland limited partnership (“TPG LP”), and PKY Masters, LP, a Delaware limited partnership and indirect wholly owned subsidiary of the Operating Partnership (the “Merger Agreement”), as more fully described in the registration statement on Form S-4 (File No. 333-191556) containing the consent solicitation/information statement/prospectus of Parkway filed with the Securities and Exchange Commission on November 5, 2013;

6.	the letter of TPGI and TPG LP to us and the Company, pursuant to Section 6.11(d) of the Merger Agreement, dated as of December 19, 2013; and

7.	such other documents as we deemed necessary or appropriate.

Those documents referred to in clauses (1) through (7), the “Reviewed Documents”. In addition, we have read, but not relied upon, the memorandum dated as of December 19, 2013 from KPMG LLP (“KPMG”) to TPGI regarding KPMG’s reading of TPGI’s calculation of its accumulated “earnings and profits” under the applicable provisions of the Code (the “KPMG E&P Report”), that was provided to the Company pursuant to Section 6.11(c) of the Merger Agreement.

The opinions set forth in this letter are premised on, among other things, the written representations of the Company and the Operating Partnership contained in a letter to us dated as of the date hereof (the “Management Representation Letter”). Although we have discussed the Management Representation Letter with the signatories thereto, for purposes of rendering our opinions, we have not made an independent investigation or audit of the facts set forth in the Reviewed Documents and the Management Representation Letter. We consequently have relied upon the representations and statements of the Company and the Operating Partnership as described in the Reviewed Documents and the Management Representation Letter, and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

Parkway Properties, Inc.

January 6, 2014

In this regard, we have assumed with your consent the following:

1.	that (A) all of the representations and statements as to factual matters set forth in the Reviewed Documents and the Management Representation Letter are true, correct, and complete as of the date hereof, (B) any representation or statement in the Reviewed Documents and the Management Representation Letter made as a belief or made “to the knowledge of” or similarly qualified is true, correct and complete as of the date hereof, without such qualification, (C) each agreement described in the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the Company, and its subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

2.	the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

3.	that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us; and

4.	that, from and after the date of this letter, the Company will comply with its representation contained in the Management Representation Letter that the Company will utilize all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code in order to correct any violations of the applicable real estate investment trust (“REIT”) qualification requirements of Sections 856 and 857 of the Code, to the full extent the remedies under such provisions are available.

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Registration Statement and the Management Representation Letter) may adversely affect the conclusions stated herein.

Opinions

Based upon and subject to the assumptions and qualifications set forth herein, including, without limitation, the limitations set forth in the discussion below, we are of the opinion that:

1.	the Company is organized and currently operates in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation (as described in the Prospectus and the Management Representation Letter) will enable the Company to continue to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2014, and thereafter; and

Parkway Properties, Inc.

January 6, 2014

2.	the portions of the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” that describe provisions of applicable U.S. federal income tax law are correct in all material respects as of the date hereof.

The Company’s qualification and taxation as a REIT under the Code depends upon the ability of the Company to meet on an ongoing basis (through actual quarterly and annual operating results, distribution levels, diversity of share ownership and otherwise) the various qualification tests imposed under the Code, and upon the Company utilizing any and all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code to correct violations of specified REIT qualification requirements of Sections 856 and 857 of the Code. Our opinions set forth above do not foreclose the possibility that the Company may have to utilize one or more of these “savings provisions,” which could require the Company to pay an excise tax and/or penalty (either of which could be significant in amount) in order to maintain its REIT qualification. We have not undertaken and will not undertake to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

It should be emphasized that we are relying solely on representations set forth in the Management Representation Letter as to (1) whether, taking into account the direct and indirect ownership by the Company of assets acquired pursuant to the merger of TPGI with and into the Company, in which the Company continued as the surviving entity (the “Parent Merger”) and the merger of PKY Masters, LP with and into TPG LP, in which TPG LP continued as the surviving entity (the “Partnership Merger”), and the income derived, directly and indirectly, from such assets, the Company would have qualified as a REIT for 2013, in which the effective times of the Parent Merger and the Partnership Merger occurred, or would be able to qualify as a REIT for any taxable year thereafter, and (2) whether the Company was required to make any distributions for 2013 (the year in which the effective time of the Parent Merger occurred) of earnings and profits to which it may have succeeded as a result of the Parent Merger. If the representations set forth in the Management Representation Letter are inaccurate in any material respect, our opinion set forth above may be adversely affected and may not be relied upon.

There can be no assurance that the IRS will not examine the tax returns of TPGI and its predecessors and subsidiaries for any year through the taxable year of TPGI ending with the effective time of the Parent Merger and propose adjustments which could result in the Company being considered to have undistributed earnings and profits accumulated in any non-REIT year (within the meaning of Section 857(a)(2)(B) of the Code) for 2013 (the taxable year which in which the effective time of the Parent Merger occurred), in which event the Company might not have qualified as a REIT for such year and, possibly, might not qualify as a REIT for subsequent years, unless it takes certain corrective measures. We express no view as to whether the conclusions expressed in the KPMG E&P Report were or continue to be accurate, or whether TPGI had any earnings and profits (determined for U.S. federal income tax purposes) to which the Company succeeded as a result of the Parent Merger and which would have constituted “earnings and profits accumulated in any non-REIT year” to the Company within the meaning Section 857(a)(2)(B) of the Code.

Parkway Properties, Inc.

January 6, 2014

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address either any other U.S. federal legal or tax issues or any state, local or foreign legal or tax issues. We note that the Prospectus does not currently address U.S. federal income tax considerations that may be relevant to a holder of Preferred Shares, Depositary Shares, Rights, or Warrants. We understand that if the Company issues Preferred Shares, Depositary Shares, Rights, or Warrants, the Company will prepare a supplement to the Prospectus, which supplement will address U.S. federal income tax considerations that may be material to a holder of such securities.

This opinion letter has been prepared solely for your use in connection with the filing of the Registration Statement, and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinions subsequent to the delivery of this opinion letter. Except as provided in the next paragraph, this opinion letter may not be used or relied upon by any other person other than you or for any other purpose and may not be disclosed, quoted, or filed with a governmental agency or otherwise referred to without our prior written consent.

We hereby consent to (i) the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and (ii) the reference to this firm under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP